SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35937; File No. 812-15790

Origin Real Estate Credit Fund and Origin Credit Advisers, LLC

February 5, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act, under sections 6(c) and

23(c) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to

section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

investment companies to issue multiple classes of shares, to impose early withdrawal charges,

and to impose asset-based distribution and/or service fees.

Applicants: Origin Real Estate Credit Fund (formerly Origin Real Estate Credit Interval Fund)

and Origin Credit Advisers, LLC.

Filing Dates: The application was filed on May 9, 2025 and June 4, 2025, and amended on

August 27, 2025, January 7, 2026, and February 4, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application

by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a

copy of the request by email, if an email address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below. The email

should include the file number referenced above. Hearing requests should be received by the

Commission by 5:30 p.m., Eastern time, on March 2, 2026, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Thomas Briney, Origin Credit Advisers, LLC, 4600 S. Syracuse Street, Suite 310, Denver, CO 80237, Joseph M. Mannon, Esq., Vedder Price P.C., jmannon@vedderprice.com and Nathaniel Segal, Esq., Vedder Price P.C., nsegal@vedderprice.com.

FOR FURTHER INFORMATION CONTACT: Erin Loomis Moore, Senior Counsel, or Matthew Cook, Acting Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended and restated application, dated February 4, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings.

You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.